UNITED STATES
 SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

014339105

(CUSIP Number)

Redmile Group, LLC
 Jeremy C. Green
 One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129
 Attention: Legal Department
 (415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,367,616 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,367,616 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,367,616 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of footnote (2) below.

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed to be beneficially owned by the Reporting Persons (as defined below) is comprised of the following: (i) 1,441,199 shares of Common Stock and 50,099 shares of the Issuer’s non-voting Class A-1 Convertible Preferred Stock (“Class A-1 Preferred Stock”) held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 148,671 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 8,167 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 102,365 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 121,329 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 277,655 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 71,490 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer.

The Reporting Persons may also be deemed to beneficially own 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof. The stock options were granted to Mr. Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The 8,367,616 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on: (a) 83,637,234 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2019 filed with the Securities and Exchange Commission (“SEC”) on August 6, 2019 (the “Form 10-Q”), plus (b) 25,000 shares of Common Stock subject to stock options currently exercisable as of the date hereof, plus (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of August 2, 2019.

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,367,616 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,367,616 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,367,616 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of footnote (2) below.

(2) The aggregate amount of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is comprised of the following: (i) 1,441,199 shares of Common Stock and 50,099 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 148,671 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 8,167 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 102,365 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 121,329 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 277,655 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 71,490 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The 8,367,616 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

The Reporting Persons may also be deemed to beneficially own 25,000 shares of Common Stock subject to stock options currently exercisable as of the date hereof. The stock options were granted to Mr. Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

(3) Percent of class calculated based on: (a) 83,637,234 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in the Form 10-Q, plus (b) 25,000 shares of Common Stock subject to stock options currently exercisable as of the date hereof, plus (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of August 2, 2019.

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on the Schedule 13D filed with the SEC on March 23, 2018 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”) relating to the Common Stock of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No.3 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below. The stock options to purchase shares of Common Stock were granted to Jeremy Green in connection with his service on the Issuer’s Board of Directors pursuant to the Issuer’s non-employee director compensation policy.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

On September 16, 2019, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with H. Lundbeck A/S, a Danish aktieselskab (the “Parent”), LundBeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (the “Payor”), and Violet Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Payor (the “Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof the Purchaser will commence a tender offer no later than September 30, 2019 to acquire all of the outstanding shares of Common Stock at an offer price of (i) $18.00 per share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per share which represents the right to receive $2.00 per CVR, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement, and subject to any withholding of taxes (the “Tender Offer”). As soon as practicable following the acceptance of shares of Common Stock pursuant to the Tender Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, the Purchaser will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of the Parent (the “Merger”), without a meeting or vote of stockholders of the Issuer.

On September 16, 2019, concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Tender and Support Agreement with the Parent, the Purchaser and each of the other individuals and entities set forth on Schedule A thereto (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, the Reporting Persons agreed, among other things, to tender their shares of Common Stock pursuant to the Tender Offer and, if necessary, vote their shares of Common Stock (i) for the adoption of the Merger Agreement if required; (ii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any tendering stockholder contained in the Tender and Support Agreement, or would result in any of the conditions to the Tender Offer or the Merger not being timely satisfied; (iii) against any change in the board of directors of the Issuer; (iv) against any Acquisition Proposal (as defined in the Merger Agreement); (v) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer (other than the Merger); (vi) against any sale, lease, license or transfer of a material amount of the business or assets, or any reorganization, recapitalization or liquidation, of the Issuer and its subsidiaries; (vii) against any change in the present authorized capitalization of the Issuer or any amendment or other change to the Issuer’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of the Issuer’s capital stock; and (viii) against any other plan, proposal, arrangement, action, agreement or transaction involving the Issuer or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Tender Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Tender and Support Agreement terminates in the event that the Merger Agreement is terminated.

The foregoing summaries of the Merger Agreement and the Tender and Support Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 2.1 and 99.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2019. The Tender and Support Agreement is included as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is comprised of the following: (i) 1,441,199 shares of Common Stock and 50,099 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 148,671 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 8,167 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 102,365 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 121,329 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 277,655 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 71,490 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer.

The Reporting Persons may also be deemed to beneficially own 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof. The stock options were granted to Mr. Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The 8,367,616 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with the next paragraph).

For purposes of this Schedule 13D, the percent of class was calculated based on: (a) 83,637,234 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2019 filed with the Securities and Exchange Commission (“SEC”) on August 6, 2019 (the “Form 10-Q”), plus (b) 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof, plus (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of August 2, 2019.

Item 5(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b)          Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,367,616

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,367,616

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,367,616

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,367,616

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

Tender and Support Agreement

On September 16, 2019, the Issuer entered into the Merger Agreement with the Parent and the Purchaser. Under the terms of the Merger Agreement, the Parent agreed to cause the Purchaser to commence the Tender Offer.

On September 16, 2019, concurrently with the execution of the Merger Agreement, the Reporting Persons entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, the Reporting Persons agreed, among other things, to tender their shares of Common Stock pursuant to the Tender Offer and, if necessary, vote their shares of Common Stock (i) for the adoption of the Merger Agreement if required; (ii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any tendering stockholder contained in the Tender and Support Agreement, or would result in any of the conditions to the Tender Offer or the merger not being timely satisfied; (iii) against any change in the board of directors of the Issuer; (iv) against any Acquisition Proposal (as defined in the Merger Agreement); (v) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer (other than the merger); (vi) against any sale, lease, license or transfer of a material amount of the business or assets, or any reorganization, recapitalization or liquidation, of the Issuer and its subsidiaries; (vii) against any change in the present authorized capitalization of Issuer or any amendment or other change to Issuer’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of the Issuer’s capital stock; and (viii) against any other plan, proposal, arrangement, action, agreement or transaction involving the Issuer or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Tender Offer, the merger or the other transactions contemplated by the Merger Agreement. The Tender and Support Agreement terminates in the event that the Merger Agreement is terminated.

The foregoing summaries of the Merger Agreement and the Tender and Support Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 2.1 and 99.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2019. The Tender and Support Agreement is included as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2019	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: September 17, 2019	/s/ Jeremy C. Green
JEREMY C. Green

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of March 23, 2018, between Redmile Group, LLC and Jeremy C. Green.

Exhibit 99.2*	Preferred Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated January 7, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2018).

Exhibit 99.3*	Registration Rights Agreement by and between Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated January 12, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.4*	Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock of Alder BioPharmaceuticals, Inc., dated January 12, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.5*	Base Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.6*	First Supplemental Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (including the form of 2.50% convertible senior notes due 2025) (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.7*	Common Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated February 26, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2019).

Exhibit 99.8*	Registration Rights Agreement by and among Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated March 4, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2019).

Exhibit 99.9	Tender and Support Agreement by and among H. Lundbeck A/S, a Danish aktieselskab, Violet Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of H. Lundbeck A/S, and each of the individuals or entities set forth on Schedule A thereto, dated as of September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 16, 2019).

* Previously filed.